EXHIBIT 1.02

CONFLICT MINERALS REPORT OF SEARS CANADA INC.

PART 1    INTRODUCTION

This is the Conflict Minerals Report (“CMR”) of Sears Canada Inc. (“Sears Canada” or the “Company”) for calendar year 2015 (excepting conflict minerals that were located outside of the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

Sears Canada contracts to manufacture products that may contain gold, tantalum, tin and tungsten (“3TG” or “conflict minerals”). As 3TG may be necessary to the private label or exclusive products that Sears Canada sells (“Products”), the Company has undertaken measures to trace the origin of these minerals and whether they are sourced from the Democratic Republic of Congo (“DRC”) and any of its adjoining countries (together with the DRC, the “Covered Countries”).

The Company is filing this CMR because, in conducting its good faith reasonable country of origin inquiry (“RCOI”), it was unable to determine whether certain Products contain conflict minerals that originated from the Covered Countries.

The Company’s Conflict Minerals Policy is available on the publicly available website under the following URL: http://www.searscsr.ca/Our-Products/Ethical-Sourcing/Conflict-Minerals-Policy.aspx.

PART I.A     REASONABLE COUNTRY OF ORIGIN INQUIRY

In performing its RCOI, the Company communicated with its direct suppliers to assist in reviewing and completing the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (“EICC-GeSI Survey”), on a company level, with respect to each supplier’s sourcing of 3TG for the Products. Responses were collected using an online platform, and reviewed and assessed by the Company.

PART 1.B    SUPPLIER ENGAGEMENT AND COMPLIANCE PREPARATION AND SUPPORT

PART 1.B.1    SUPPLIER ENGAGEMENT

Supplier engagement followed these steps:

•
An introductory communication was emailed by internal business stakeholders and affiliated entities to direct suppliers describing the compliance requirements and requesting conflict minerals information through completion of the EICC-GeSI Survey;

•	Following the initial introductions to the program and information request, follow-up emails requesting survey completion were sent to non-responsive suppliers;

•
An escalation process was initiated for suppliers, upon review of their spend profile, who continued to be non-responsive after the above contacts were made. Communication was emailed by senior management, with follow-up phone calls or emails by internal business stakeholders and affiliated entities;

•
Supplier responses were evaluated for reasonableness of information provided, consistency with Sears Canada’s information and research, and gaps both in terms of which Products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Additional supplier engagement was conducted to address issues including questionable statements regarding no presence of 3TG, incomplete data on EICC-GeSI Surveys, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research.

PART I.B.2    COMPLIANCE PREPARATION AND SUPPORT

The Company undertook the following steps in order to prepare for and support compliance with Rule 13p-1:

(i)	Identified an internal team to manage and support requirements of Rule 13p-1.

(ii)	Identified and engaged business units to assist with all aspects of the Company’s obligations under Rule 13p-1.

(iii)	Established a due diligence process map for distribution to applicable business units identifying the scope and extent of internal involvement.

(iv)	Created supplier specific communication outlining expectations and requirements under Rule 13p-1.

(v)	Incorporated compliance language into merchandise contracts.

(vi)
Established a company-level and industry-wide grievance mechanism through creation of a conflict minerals specific email, and identified alternate mechanisms already available both internally and externally.

PART II    DUE DILIGENCE

PART II.A     DESIGN OF DUE DILIGENCE
The Company’s due diligence process conforms to the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements.

PART II.B     PROGRAM DUE DILIGENCE

The Company’s due diligence measures included reviewing to understand the Smelters or Refiners (“SORs”) identified in the supply chain based on supplier responses on the EICC-GeSi Survey against those identified via independent conflict free smelter validation programs such as the EICC/GeSi Conflict Free Smelter Program.

PART II.C    RISK MITIGATION/FUTURE DUE DILIGENCE MEASURES

The Company’s future due diligence measures include continuing to comply with the requirements of Rule 13p-1 on an annual basis, by reviewing and assessing the source and chain of custody of 3TG within its supply chain and working with its suppliers to increase transparency of their supply chain. The Company will continue to validate SOR information from suppliers against certified lists, and will also continue to monitor and support organizations that are committed to SOR compliance initiatives. The Company may expand or narrow the scope of future due diligence measures based on modifications to and interpretations of Rule 13p-1.

PART III.    PRODUCT DESCRIPTION

The following is a list of Product categories, which includes Products that may contain 3TG, and which the Company contracts to manufacture:

Products contained under the Home and Hardlines and Apparel and Accessories banners such as household appliances, bed and bath, furniture, hardware, home improvement, lawn and garden, seasonal, sewing and floor care, window coverings and decorative textiles, apparel, fashion jewelry, and footwear.

Based on the Company’s due diligence efforts to date, the Company does not have sufficient information to determine the country of origin of the conflict minerals in its Products or the facilities used to process the conflict minerals, including whether the conflict minerals were from recycled or scrap sources. The Company’s efforts to determine the mine(s) or location of origin include the due diligence measures described above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This CMR contains forward-looking statements, including, in particular, statements about our future due diligence measures. These forward-looking statements are based on information available to the Company as of the date of this CMR and are based on management’s current views and assumptions. These forward-looking statements also involve a number of known and unknown risks, uncertainties, and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.